UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LOEWS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540424108

(CUSIP Number of Class of Securities)

Gary W. Garson, Esq.

Senior Vice President, Secretary and General Counsel

Loews Corporation

667 Madison Avenue

New York, New York 10065-8087

(212) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With copies to:

Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,325,914,500	$170,008.44
(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934. This valuation is based on the maximum aggregate number of shares of Lorillard, Inc. common stock to be distributed in the Exchange Offer in exchange for shares of Loews Corporation common stock. Since there is currently no trading market for Lorillard Common Stock, the value of the Lorillard, Inc. common stock is based on the average of the high and low sales prices of Carolina Group Stock, which is believed to be the most appropriate measure of its value for purposes of calculating the filing fee, on the New York Stock Exchange on May 5, 2008.

(2)	Such fee equals 0.0039% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$208,999.79	Filing Party:	Lorillard, Inc.
Form or Registration No.:	Form S-4,	Date Filed:	February 5, 2008
	Registration No. 333-149051

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Loews Corporation, a Delaware corporation (“Loews”). This Schedule TO relates to the offer by Loews to exchange up to 65,445,000 shares of common stock of Lorillard, Inc., a Delaware corporation (“Lorillard”), for shares of common stock of Loews (the “Exchange Offer”), as described in the final prospectus for such Exchange Offer in the form filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2008 pursuant to Rule 424 under the Securities Act of 1933 (the “Offer to Exchange”) included in Registration Statement No. 333-149051 on Form S-4 filed by Lorillard on February 5, 2008 (as amended to date, the “Registration Statement”). The terms and provisions of the Exchange Offer are described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal”) and Instruction Booklet (the “Instruction Booklet”), the forms of which are filed as Exhibits 99.3 and 99.4 to the Registration Statement, respectively. Copies of the Offer to Exchange, the Letter of Transmittal and the Instruction Booklet are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The information set forth in the Offer to Exchange, the Letter of Transmittal and the Instruction Booklet is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Exchange under the headings “Questions and Answers About the Exchange Offer” and “Summary—The Exchange Offer,” which is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. Reference is made to the information set forth in the Offer to Exchange under the heading “Summary—Corporate Information,” which is incorporated herein by reference.

(b) Securities. Reference is made to the information set forth in the Offer to Exchange under the heading “Comparison of Rights of Holders of Loews Common Stock and Lorillard Common Stock,” which is incorporated herein by reference.

(c) Trading Market and Price. Reference is made to the information set forth in the Offer to Exchange under the heading “Market Price of and Dividends on Common Equity and Related Matters,” which is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth in the Offer to Exchange under the heading “Summary—Corporate Information,” which is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth in the Offer to Exchange under the headings “Questions and Answers about the Exchange Offer,” “The Exchange Offer,” “The Exchange Offer— Accounting Treatment,” “Certain U.S. Federal Income Tax Consequences” and “Comparison of Rights of Holders of Loews Common Stock and Lorillard Common Stock,” and in the Letter of Transmittal and the Instruction Booklet, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of Loews Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Loews who is holder of shares of Loews Common Stock may participate in the Exchange Offer. Reference is made to the information set forth in the Offer to Exchange under the heading “Transactions Concerning Loews Common Stock,” which is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Director Compensation,” “Director and Officer Holdings,” “Summary Compensation Table” and “2007 Outstanding Equity Awards at Fiscal Year-End” in Loews’s Proxy Statement relating to its Annual Meeting of Shareholders, filed with the Commission on March 31, 2008 (the “Proxy Statement”), and under the headings “Security Ownership of Certain Beneficial Owners of Lorillard Common Stock,” and “Relationship Between Lorillard and Loews” in the Offer to Exchange, all of which is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information set forth in the Offer to Exchange under the heading “Transaction Background,” which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of Loews Common Stock acquired by Loews in the Exchange Offer will be recorded as [acquisition of treasury stock].

(c) Plans. Reference is made to the information set forth in the Offer to Exchange under the headings “Summary—Effects of the Separation on Loews,” “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—Liquidity” “Management—Composition of the Board of Directors; Classes of Directors” and “Description of Lorillard’s Capital Stock—”Anti-Takeover Effects of Provisions of Lorillard’s Certificate of Incorporation and Bylaws, and of Delaware Law,” which is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth in the Offer to Exchange under the headings “Summary—The Exchange Offer” and “The Exchange Offer,” which is incorporated herein by reference.

(b) Conditions. Reference is made to the information set forth in the Offer to Exchange under the headings “The Exchange Offer—Exchange Offer Conditions,” which is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the sections entitled “Principal Shareholders” and “Director and Officer Holdings” in the Proxy Statement, and to the information set forth in the Offer to Exchange under the heading “Security Ownership of Certain Beneficial Owners of Lorillard Common Stock,” all of which is incorporated herein by reference.

(b) Securities Transactions. Reference is made to the information set forth in the Offer to Exchange under the heading “Transactions Concerning Loews Common Stock,” which is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Reference is made to the information set forth in Offer to Exchange under the headings “The Exchange Offer—Fees and Expenses,” “Management” and the back cover of the Exchange Offer, which is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) Financial Statements. The financial statements included as Item 8 in Loews’s Annual Report on Form 10-K for the annual period ending December 31, 2007, as well as the financial statements and other financial information included as Part I—Item 1 in Loews’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, are incorporated herein by reference.

(b) Pro Forma Information. Reference is made to the information set forth in the Offer to Exchange under the heading “Summary—Pro Forma Financial Information of Loews” and “Loews Corporation and Subsidiaries Pro Forma Financial Information,” which is incorporated herein by reference.

(c) Summary Information. Reference is made to the information set forth in the Offer to Exchange under the headings “Summary—Comparative Per Share Market Price Information,” “Summary—Historical Financial Information of Lorillard,” and “Where to Find More Information,” which is incorporated herein by reference.

ITEM 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1) None.

(a)(2) Reference is made to the information set forth in the Offer to Exchange under the heading “The Exchange Offer—Exchange Offer Conditions,” which is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b) Other Material Information. Reference is made to the information set forth in the Offer to Exchange, which is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Document
(a)(1)	Offer to Exchange/Prospectus (incorporated herein by reference to Registration Statement No. 333-149051).

(a)(2)	Form of Letter of Transmittal for the Exchange Offer (incorporated herein by reference to Exhibit 99.3 to Registration Statement No. 333-149051).

(a)(3)	Form of Instruction Booklet for the Exchange Offer (incorporated herein by reference to Exhibit 99.4 to Registration Statement No. 333-149051).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.5 to Registration Statement No. 333-149051).

(a)(5)	Form of Letter to Brokers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.6 to Registration Statement No. 333-149051).

(a)(6)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.7 to Registration Statement No. 333-149051).

(a)(7)	Form of Letter from James S. Tisch to Stockholders Regarding the Exchange Offer (incorporated herein by reference to Exhibit 99.9 to Registration Statement No. 333-149051).

(a)(8)	Press Release of Loews Corporation dated May 9, 2008.

(e)	The sections entitled “Director Compensation,” “Director and Officer Holdings,” “Summary Compensation Table” and “Outstanding Equity Awards at Year-End” in Loews’s Proxy Statement relating to its Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters (incorporated herein by reference to Exhibit 8.1 to Registration Statement No. 333-149051).

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

By:	/s/ Gary W. Garson
Name:	Gary W. Garson, Esq.
Title:	Senior Vice President, Secretary and General Counsel

Date: May 9, 2008

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)	Offer to Exchange/Prospectus (incorporated herein by reference to Registration Statement No. 333-149051).

(a)(2)	Form of Letter of Transmittal for the Exchange Offer (incorporated herein by reference to Exhibit 99.3 to Registration Statement No. 333-149051).

(a)(3)	Form of Instruction Booklet for the Exchange Offer (incorporated herein by reference to Exhibit 99.4 to Registration Statement No. 333-149051).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.5 to Registration Statement No. 333-149051).

(a)(5)	Form of Letter to Brokers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.6 to Registration Statement No. 333-149051).

(a)(6)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.7 to Registration Statement No. 333-149051).

(a)(7)	Form of Letter from James S. Tisch to Stockholders Regarding the Exchange Offer (incorporated herein by reference to Exhibit 99.9 to Registration Statement No. 333-149051).

(a)(8)	Press Release of Loews Corporation dated May 9, 2008.

(e)	The sections entitled “Director Compensation,” “Director and Officer Holdings,” “Summary Compensation Table” and “Outstanding Equity Awards at Year-End” in Loews’s Proxy Statement relating to its Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters (incorporated herein by reference to Exhibit 8.1 to Registration Statement No. 333-149051).